RESULTS OF SHAREHOLDER MEETING
VIRTUS EQUITY TRUST
August 31, 2009
(Unaudited)


At a special meeting of shareholders of Virtus Quality Large-Cap Value Fund (formerly known as Virtus Value Opportunities Fund) (the "Fund"), a series of Virtus Equity Trust, held on August 31, 2009, shareholders voted on the following proposal:

Number of Eligible Shares Voted:
                                For            Against          Abstain
To approve a Subadvisory   3,369,868.291      86,436.526      249,831.273
Agreement between Virtus
Investment Advisers, Inc.
and Kayne Anderson Rudnick
Investment Management, LLC
on behalf of the Fund

Shareholders of the Fund voted to approve the above proposal.